SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Final Amendment)

RECKSON OPERATING PARTNERSHIP, L.P.
(Name of Issuer)

RECKSON OPERATING PARTNERSHIP, L.P.
(Name of Person(s) Filing Statement)

4.00% Exchangeable Senior Debentures due 2025
(Title of Class of Securities)

75621LAJ3
(CUSIP Number of class of securities)

Andrew Levine, Esq.	With a copy to:
c/o Reckson Operating Partnership, L.P.	Karl Roessner, Esq.
420 Lexington Avenue	Larry Medvinsky, Esq.
New York, New York 10170	Clifford Chance US LLP
(212) 594-2700	31 West 52nd Street
New York, New York 10019
(212) 878-8000

(Name, Address and Telephone No. of Person Authorized to Receive Notices and Communications on Behalf of the Person)

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
$287,500,000(a)	$30,762.50(b)

(a)    Estimated for purposes of calculating the amount of the filing fee only. Based upon the maximum amount of cash that might be paid for the 4.00% Exchangeable Senior Debentures due 2025 (the “Debentures”), assuming that all outstanding Debentures are purchased at a price of $1,000 per $1,000 principal amount.

(b)   Calculated at $107.00 per million of the Transaction Valuation.

☒_____ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.

Amount Previously Paid:	$30,762.50	Filing Parties:	Reckson Operating Partnership, L.P.
Form or Registration No.:	SC TO-I	Date Filed:	February 14, 2007

☐______ Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐____________ third-party tender offer subject to Rule 14d-1.

☒___________ issuer tender offer subject to Rule 13e-4.

☐____________ going-private transaction subject to Rule 13e-3.

☐____________ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

INTRODUCTORY STATEMENT

This Final Amendment relates to the Tender Offer Statement on Schedule TO originally filed by Reckson Operating Partnership, L.P. (the “Company”) with the Securities and Exchange Commission on February 14, 2007 (the “Schedule TO”) in connection with the change in control repurchase offer which is required by the Indenture (the “Indenture”), dated as of March 26, 1999, among the Company, Reckson Associates Realty Corp. (“Reckson”) and The Bank of New York (“BONY”), as amended by the First Supplemental Indenture (“Supplemental Indenture”), dated as of January 25, 2007, among the Company, Reckson, SL Green Realty Corp. (“SL Green”) and BONY, and the Reckson Operating Partnership, L.P. Officers’ Certificate (the “Officers’ Certificate” and, together with the Indenture, as amended by the Supplemental Indenture, the “Indenture Documents”), dated June 27, 2005, governing the 4.00% Exchangeable Senior Debentures due 2025 (the “Debentures”).

The Company filed the Schedule TO in connection with the right of each holder of the Debentures to sell, and the obligation of the Company to purchase, the Debentures pursuant to the terms and subject to the conditions of the notice of change in control and offer to purchase dated February 14, 2007 filed herewith as Exhibit (a)(1)(A), the Indenture Documents and the Debentures (the “Offer”). A “Change in Control” (as defined in the Officers’ Certificate) of the Company occurred on January 25, 2007 when SL Green acquired all of the outstanding shares of common stock of Reckson in a merger transaction (the “Merger”). In connection with the Merger and the subsequent Change in Control of the Company, the Company was obligated to make the offer.

This Final Amendment is being filed by the Company to amend and supplement certain provisions of the Schedule TO to the extent set forth herein.

The Schedule TO as amended and supplemented by this Final Amendment is intended to satisfy the reporting requirements of Rule 13e-4(c)(2), (3) and (4) under the Securities Exchange Act of 1934, as amended.

Item 4. Terms of the Transaction.

Item 4 of the Schedule TO is amended and supplemented by the following:

The Offer expired at 9:00 a.m., Eastern Time, on March 15, 2007. Based on information provided to the Company by BONY, no Debentures were validly tendered pursuant to the Offer prior to its expiration.

Item 12. Exhibits.

Item 12 is hereby amended and supplemented by adding the press release issued by the Company on March 15, 2007 as Exhibit (a)(5)(B) filed herewith.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 15, 2007

RECKSON OPERATING PARTNERSHIP, L.P.

BY: RECKSON ASSOCIATES REALTY CORP.,
its general partner

By:	/s/ GREGORY F. HUGHES
Name:	Gregory F. Hughes
Title:	Treasurer

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EXHIBIT INDEX

Exhibit

(a)(1)(A)*	Offer to Purchase dated February 14, 2007.

(a)(1)(B)*	Form of Letter of Transmittal, including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(C)*	Form of Notice of Guaranteed Delivery.

(a)(5)(A)*	Press Release issued by the Company on February 14, 2007.

(a)(5)(B)**	Press Release issued by the Company on March 15, 2007.

(d)(1)

Indenture, dated as of March 26, 1999, among Reckson Operating Partnership, L.P., Reckson Associates Realty Corp. and The Bank of New York, incorporated by reference to our Current Report on Form 8-K dated March 23, 1999.

(d)(2)

First Supplemental Indenture, dated as of January 25, 2007, among Reckson Operating Partnership, L.P., Reckson Associates Realty Corp., SL Green Realty Corp. and The Bank of New York, incorporated by reference to our Current Report on Form 8-K dated January 25, 2007.

(d)(3)	Reckson Operating Partnership, L.P. Officers’ Certificate, dated June 27, 2005, incorporated by reference to our Current Report on Form 8-K dated June 20, 2005.

*                 Previously filed

**          Filed herewith

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